The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-166473

November 3, 2010

Dear Mr. Owings:

In response to the Staff’s oral request, we supplementally advise the Staff as follows. The Fresh Market, Inc. (the “Company”) has been advised by the book-running managers that each of the co-managing underwriters, namely Morgan Stanley & Co. Incorporated, William Blair & Company, LLC, BMO Capital Markets Corp. and RBC Capital Markets Corporation, is participating in the offering as a managing underwriter and not merely as an underwriting syndicate member. This role is distinguished by the following:

(i) Although the book-running managers will control the allocation process, the co-managing underwriters will, like the book-running managers, actively participate in the distribution of the shares through direct engagement of their sales-forces with their clients, and they may participate in and receive selling concessions related to institutional pot sales. Non-managing underwriters are normally paid solely to underwrite risk and do not typically participate in institutional pot sales, although they may occasionally receive selling concessions from sales to their retail clients.

(ii) Like the book-running managers, the co-managing underwriters have performed other responsibilities in connection with the offering, including, among other things, participation in due diligence, review of drafts of the prospectus and registration statement and review of the purchase agreement and comfort letter drafts for the offering.

(iii) As a result of these responsibilities, the co-managers will receive a portion of both the management fee and the underwriting fee and participate in the selling concession economics through the institutional and, potentially, retail channels, while non-managing underwriters, if there are any, will be entitled only to share in the underwriting fee and selling concession to the extent of actual sales to retail clients.

We note that it is customary to limit the number of underwriters that control the allocation process and who act as representatives of the underwriters solely for purposes of taking certain actions in connection with the purchase agreement; however, the fact that an underwriter is not named as a book-running manager or representative of the underwriters does not bear on whether an underwriter not so identified is nonetheless a “lead or managing underwriter” for purposes of the rules and regulations of the Securities and Exchange Commission. The Company respectfully submits that each of the firms listed on the cover page of the prospectus is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K, not only those firms that are identified as book-running managers and serve as representatives for purposes of the purchase agreement.

Please contact the undersigned at (212) 474-1024, or, in my absence, Keith Hallam at (212) 474-1458, with any questions or comments you may have.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella

Mr. H. Christopher Owings

    Assistant Director

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

VIA EDGAR AND FACSIMILE

Copy to:

Mr. Robert W. Errett

    Staff Attorney

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

VIA EDGAR AND FACSIMILE

Ms. Lisa Klinger

    The Fresh Market, Inc.

        628 Green Valley Road, Suite 500

            Greensboro, NC 27408

VIA FEDERAL EXPRESS